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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5428 fax

December 23, 2009

Re:	Gafisa S.A. Amendment No. 1 to Registration Statement on Form F-4 Filed on December 11, 2009 File No.: 333-163119

Ms. Era Anagnosti
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Anagnosti:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated December 22, 2009 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to the Registration Statement on Form F-4 of Gafisa S.A. (the “Company”) filed on December 11, 2009 (the “Registration Statement”). In conjunction with this letter, the Company is filing, for review by the Staff, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.

Set forth below are responses of the Company to the Staff’s comments numbered 1 through 7, as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the Amendment No. 2 that is being filed today.

Calculation of Registration Fee Table

1.	Please tell us why the value of the transaction increased from $50,370,692 to $264,499,068 since the filing of the initial registration statement on November 13, 2009.

In response to the Staff’s comment, we note that the difference in the aggregate transaction value for the calculation of the registration fee between the first and second filings of the Company’s Registration Statement was due to an arithmetic error in the calculation.  The aggregate transaction value of the Tenda shares being exchanged by U.S. holders as noted in the first filing was incorrectly multiplied by

Ms. Era Anagnosti	2	December 23, 2009

the exchange ratio (0.20).  Accordingly, the filing fee in the second filing was corrected (using updated trading price and exchange rate information) to properly reflect the calculation as required under Rule 457(f) of the Securities Act.

Part Two –Summary, page 8

Purposes of and Reasons for the Restructuring, page 10

2.
We note your revised disclosure in response to comment five of our letter dated December 8, 2008. On page 4 of Tab 6 of the supplemental materials you provided in response to comment 6 of our December 8, 2009 letter, we note that the affordable entry-level housing has received substantial funding from government backed programs resulting in Tenda’s increased sales.  Please expand your disclosure to discuss how the existence of government funding influenced Gafisa’s decision to further invest in Tenda and the effect that the disruption of that funding source may present for Tenda’s future performance.

In response to the Staff’s comment, the Company has added the disclosure noted below on page 12 of Amendment No. 2.

“The affordable entry level housing segment has recently received substantial funding from government-backed programs, which has contributed to an increase in Tenda sales. However, these government-backed programs did not materially influence Gafisa’s decision to increase its stake in Tenda, as the management of Gafisa believes that the impact of such government-backed programs is already reflected in Tenda’s share price.  Moreover, there is no assurance that such programs will continue to be in place or available to the same extent in the future.  To the extent any of these programs cease to be available, the management of Gafisa believes that the affordable entry-level housing market would return to pre-government-backed program levels, which would have a material adverse effect on Tenda’s results of operations in the short-term.  However, Gafisa does not believe it would have a long-term material adverse impact on Tenda's business.”

Part Five – The Restructuring, page 73

Background. The Special Committee and Board Positions, page 73

Background – The Restructuring, page 73

3.
We note your revised disclosure in response to comment four of our letter dated December 8, 2009. You state that Gafisa hired Estáter “to study strategic options for its equity stake on Tenda” and that based on Estáter’s advice the Restructuring was the “preferable option to be pursued.” Please revise your disclosure to explain what prompted Gafisa to consider the strategic options at that time and elaborate on why the Restructuring option was deemed the preferable option.

Ms. Era Anagnosti	3	December 23, 2009

In response to the Staff’s comment, the Company has added the disclosure noted below on page 77 of Amendment No. 2.

“In the normal course of our business, we are continuously performing analyses and studies of our current and potential investments. Given that (1) a material portion of Gafisa’s consolidated operating results are derived from Tenda and (2) Tenda is a publicly-traded company in which Gafisa holds a controlling stake, the management of Gafisa evaluates on an ongoing basis its equity investment in Tenda and the opportunities for increasing value generation in Tenda when possible.  These general considerations were the underlying reasons for Gafisa studying its strategic options for its equity investment in Tenda.

Moreover, we believe that the Restructuring (i.e., share swap) was the preferable option to be pursued because, in management’s view, it generated an equitable treatment for both Tenda and Gafisa shareholders. The Restructuring allows shareholders from both companies (1) to participate in the transaction and benefit from all the value generated from the transaction, as discussed further in “Part Five—The Restructuring” or (2) not to participate in the transaction and either (a) sell their shares in the market or (b) exercise their withdrawal rights.”

The Special Committee, page 74

4.	In locations as appropriate, please disclose the substance of your response to comment two of our letter dated December 8, 2009.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 11 and 78 of Amendment No. 2.

Special Committee Meetings, page 76

5.
We note your revised disclosure in the last bullet point on page 77 with respect to the November 3, 2009 meeting. Please explain briefly what prompted Itaú BBA’s decision to change certain assumptions which resulted in an upward adjustment of the exchange ratio and what those assumptions were. Also, please clarify the Special Committee’s reliance on the valuation report. Your disclosure that the Special Committee was not “unduly influenced” by the valuation report is ambiguous.

In response to the Staff’s comment regarding the change in assumptions in Itaú BBA’s valuation report, the Company notes that after several discussions regarding the principal valuation methodologies with the Special Committee, Itaú BBA together with the Special Committee decided that it was reasonable to exclude two of the methodologies from the calculation of the exchange ratio (weighted average price and adjusted book value) for the following reasons:

•               Weighted average price: the simple (not weighted) and the weighted average price provide same results and its use double counted this metric’s importance; and

Ms. Era Anagnosti	4	December 23, 2009

•               Adjusted book value: Tenda and Gafisa have different operational cycles and as a result this metric may fail to capture the fair value of both companies.

In response to the Staff’s comment regarding the Special Committee’s reliance on the valuation report, the Company notes that the Special Committee, as is common practice in Brazil in similar circumstances, took into consideration various factors during the process of negotiating and establishing an appropriate valuation for Tenda shares, including the valuation report by Itaú BBA.

The Company has revised the disclosure on page 81 of Amendment No. 2 to address the Staff’s comments.

6.
In the middle of the first paragraph on page 78 you state that the Special Committee’s recommendations were also based on the fact that the “merger would lead to the end of a low income real estate company.” Please explain the implications of that statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 2.  The Company notes that the Special Committee understood that, as a result of the Restructuring (i.e., share swap), shareholders of Tenda, which is a company focused on the low income segment only, would become shareholders of Gafisa, which is a company active in the broader real estate market in Brazil.

Valuation Reports and Financial Analyses, page 86

7.
We reissue comment 10 of our letter dated December 8, 2009 as it relates to the introductory language on page 86 preceding the discussions of the valuation reports and financial analyses. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

In response to the Staff’s comment, the Company has deleted the language disclaiming responsibility on pages 13 and 89 of Amendment No. 2

We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-6095 or Diane Kerr at 212-450-4529 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

Ms. Era Anagnosti	5	December 23, 2009

GAFISA S.A.

COMPANY STATEMENT

On behalf of Gafisa S.A., a Brazilian corporation (the “Company”), the undersigned hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement on Form F-4, as amended on December 23, 2009 (the “Filing”);

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this acknowledgement of the Company on this 23rd day of December, 2009.

GAFISA S.A.

By:	/s/ Alceu Duilio Calciolari
Name:	Alceu Duilio Calciolari
Title:	Chief Financial Officer